

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2020

Eric Smit
Chief Financial Officer
eGain Corporation
1252 Borregas Avenue
Sunnyvale, California 94089

> **Re: eGain Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2019**
> **Filed September 12, 2019**
> **File No. 001-35314**

Dear Mr. Smit:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Technology


cc: Stan Pierson